Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	17 March 2005	*No of sheets:*	*1*

SUPPL

Current report 11/2005

The Management Board of KGHM Polska Miedź S.A. wishes to announce that the date of publication of its Annual Report for 2004 has been changed; the report will now be published on 21 March 2005.

Legal basis:
§69, section 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

05006661

RECEIVED
2005 MAR 17 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

3/22

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	17 March 2005	*No of sheets:*	*1*

Current report 12/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 9 March 2005 the Regional Court for Wrocław Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration registered a change in the share capital of the company PHU "Lubinpex" Sp. z o.o. with its registered head office in Lubin (an indirect subsidiary of KGHM Polska Miedź S.A.). 343 shares were retired. The share capital of PHU "Lubinpex" Sp. z o.o. after registration amounts to PLN 4 215 thousand and is divided into 79 050 shares of PLN 50 each.
Following registration of this change in share capital, PHP "Mercus" Sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) owns 74 300 shares, representing 93.99% of the share capital of PHU "Lubinpex" Sp. z o.o. and granting the right to the same number of votes at the General Shareholders Meeting.
The total number of votes arising from all issued shares after registration of this change in share capital is 79 050.

Legal basis:
§5, section 1 point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2005 MAR 17 A 9:21

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	15 March 2005	*No of sheets:*	*1*

Current report 9/2005

The Management Board of KGHM Polska Miedź S.A. announces that it has decided to submit a proposal for consideration by the General Shareholders Meeting for payment of a dividend, from the net profit earned for the year 2004, in the amount of PLN 0.50 per share (i.e. a total of PLN 100 000 000).
This proposal, prior to submittal to the General Shareholders Meeting, must be reviewed by the Supervisory Board of the Company.

Legal basis:
§49, section 1 point 7 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

PREZES ZARZĄDU
Wiktor Błądek

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2005 MAR 17 A 9:20

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	16 March 2005	*No of sheets:*	*1*

Current report 10/2005

The Management Board of KGHM Polska Miedź S.A. announces that on 15 March 2005 the first instalment of PLN 2 240 thousand of a donation by KGHM Polska Miedź S.A. to Miedziowe Centrum Zdrowia S.A. (a subsidiary of KGHM Polska Miedź S.A.) was made. This donation is based on an agreement entered into on 11 February 2005 between KGHM Polska Miedź S.A. (as donating entity) and MCZ S.A. (as entity receiving donation).
The purpose of the donation is to finance the purchase of a CT scanner and of fixed-station angiograph equipment for heart and peripheral vessels.
The donation amounts to PLN 11 200 thousand.
KGHM Polska Miedź S.A. will execute payment on the remainder of the donation in four equal annual instalments, payable by 31 January of each year, beginning from 2006.

Legal basis:
§5, section 1 point 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

WICEPREZES ZARZĄDU
Robert Nowak

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk